VF 12-8-04

04014342

AM 12-3-2004 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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RECD S.E.C.
NOV 26 2004
526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loeb Partners Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas L. Kempner (212) 483-7022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 13 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas L. Kempner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loeb Partners Corporation, as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Chief Executive Officer

Title

Notary Public

GEORGE KOPPEL
Notary Public, State of New York
No. 24-4691583
Qualified in Kings County
Commission Expires January 31, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOEB PARTNERS CORPORATION

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2004

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section
Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Loeb Partners Corporation
61 Broadway
New York, NY 10006

We have audited the accompanying statement of financial condition of Loeb Partners Corporation (the "Company") as of September 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Loeb Partners Corporation as of September 30, 2004, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
November 19, 2004

LOEB PARTNERS CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

Cash and cash equivalents	$ 1,104,778
Receivable from brokers-dealers	9,689,601
Accrued interest and dividends	294,716
Accrued fee income	586,554
Commissions receivable	124,984
Securities owned:	
- at market value	40,915,039
- at fair value	3,968,962
Investments:	
- at market value	940,303
- at fair value	797,274
Trade claims - at fair value	221,594
Receivable from affiliates	79,934
Prepaid income taxes	347,700
Memberships in exchange, at cost (market value $85,000)	80,000
Property and equipment (net of accumulated depreciation of $978,327)	684,437
Other assets	83,628
Total assets	$ 59,919,504

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to brokers-dealers		$ 924,122
Securities sold, not yet purchased		
- at market value		9,635,093
- at fair value		93,215
Accounts payable and other accrued liabilities		549,712
Accrued compensation		735,025
Payable to affiliates		3,350,511
Deferred income taxes		219,066
Total liabilities		15,506,744
Commitments and contingencies		
Stockholder's equity		
Common stock, $.01 par value,		
Authorized: 10,000 shares		
Issued and outstanding: 3,600 shares	$ 36	
Additional paid-in capital	27,054,773	
Retained earnings	17,357,951	
Total stockholder's equity		44,412,760
Total liabilities and stockholder's equity		$ 59,919,504

The accompanying notes are an integral part of these financial statements.

P:\nyclnts\clients\c47160.0\2004\093004fs

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Broker-Dealer Business

Loeb Partners Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company's primary sources of revenue are its proprietary trading activity conducted through a joint trading account (joint account) with Loeb Arbitrage Fund, a related party, and the receipt of commissions from various sources.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) Nature of Advisory Services

The Company, as a Registered Investment Advisor pursuant to Section 203 of the Investment Advisors Act of 1940, is exempt from rule 206(4)-2(a) under the Investment Advisors Act of 1940.

(c) Security Valuations

Securities and investments traded on a national securities exchange or reported on NASDAQ are stated at the last quotations on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the last quoted bid price, except for short positions and call options written for which the last quoted asked price is used. Restricted securities or other securities for which quotations are not readily available are valued by management on an individual basis.

Other securities and investments are valued at fair market, where possible, at a price between "bid" and "asked" prices determined by reference to publicly-available market information. In these circumstances the company attempts to use consistent and fair criteria. Investment in bank debts are generally marked-to-market, including unrealized gains and recognizing losses on the unfunded commitments to extend credit.

(d) Revenue Recognition

Securities transactions and commission revenues and related expenses are recorded on a trade date basis.

(e) Property and Equipment

Property and equipment are recorded at cost.

The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	5 - 8 years

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

(e) Property and Equipment (Continued)

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold, or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

(f) Cash and Cash Equivalents

Cash and cash equivalents may include highly liquid debt instruments purchased with a maturity of three months or less.

(g) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

(h) Financial Instruments

Derivative financial instruments used for trading purposes include options and equity swap contracts, both domestic and foreign.

Fair values of options and swaps are recorded in securities owned or securities sold, not yet purchased, as appropriate.

In accordance with Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivatives and Hedging Activities", the Company records its derivative activities at market value or, if market prices are not readily available, at fair value.

Unrealized gains or losses on equity swap contracts are recorded on the same basis as the underlying assets or liabilities that are marked-to-market and recorded currently in income as principal transactions.

(i) Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company is a wholly owned subsidiary of Loeb Holding Corporation and for federal corporate income tax purposes, files on a consolidated basis with its parent. Accordingly, the Company's federal income tax, if any, is due to or from the parent company.

Note 2 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, consist of securities as follows:

	Owned	Sold, Not Yet Purchased
At market value:		
Obligations of U.S. government	$ 5,996,856	$ 619,127
State and municipal obligations	700,154	-
Corporate bonds, debentures and notes	10,353,921	479,226
Corporate stocks	22,394,720	8,531,782
Swaps contracts	452,168	-
Bank debts	773,236	-
Options and warrants	243,984	4,958
	$ 40,915,039	$ 9,635,093
At fair value:		
Corporate bonds	$ 2,060,904	$ -
Corporate stocks	1,116,561	-
Swap contracts	791,497	93,215
	$ 3,968,962	$ 93,215

Note 3 - Commitments and Contingencies

(a) Litigation

The Company and certain affiliated entities have been named in a lawsuit seeking compensatory damages approximating $3.6 million. The Company considers this lawsuit without merit and has filed for summary judgment dismissing the complaint. Plaintiff has filed a bankruptcy petition and the motion has been stayed.

In addition to the litigation noted above, the Company is subject to other litigation incidental to its business. The Company believes, after consultation with counsel, that the resolution or the ultimate outcome of these matters is not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

(b) Lease Commitment

The Company leases office and storage space under two separate agreements expiring July 31, 2008. The future minimum annual rental payments (net of $404,368 rental abatement) under these leases are as follows:

Note 3 - Commitments and Contingencies (Continued)

(b) Lease Commitment (Continued)

Year Ending September 30	Amount
2005	497,288
2006	498,135
2007	498,983
2008	416,409
	$ 1,910,815

Rent expense (less amount charged to its parent company) for the year ended September 30, 2004 amounted to $481,367.

(c) Joint Account

Under the joint account agreement with Loeb Arbitrage Fund (A Limited Partnership) (see related party disclosures), the Company is jointly and severally liable to third parties for obligations of the joint account.

The joint account makes commitments to extend credit through loan syndication transactions. Total commitments are not indicative of actual risk or funding requirements, as the commitments may not be drawn or fully utilized. The Company's participation in the joint account at September 30, 2004 is approximately 4.5%.

The following table summarizes the contract amounts relating to the joint account lending-related financial instruments as at September 30, 2004:

Off-balance-sheet lending-related financial instruments

Unfunded commitments to extend credit - contract amount	$ 1,718,180
Unfunded commitments to extend credit - fair value	$ 1,718,180
Standby letters of credit	1,718,180

Note 4 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. Under the alternative method of capital computation pursuant to sub-paragraph (f), the Company had net capital of $30,642,405 at September 30, 2004. The minimum capital requirement for Loeb Partners Corporation was $250,000 and net capital in excess of the minimum was $30,392,405.

Note 5 - Income Taxes

The benefit for income taxes consists of the following:

Current:	
Federal	$ (403,810)
State	(94,294)
	(498,104)
Deferred:	
Federal	(184,431)
State	(36,512)
	(220,943)
Total	$ (719,047)

At September 30, 2004, the Company has a federal net operating loss carryforward of approximately $2.3 million scheduled to expire in 2024, unless utilized by the parent company in consolidation. Additionally, the Company has state and city net operating loss carryforwards of approximately $2.7 million that expire in 2024.

Net deferred income taxes payable consists of the following components:

Net operating loss carryforwards	$ 961,867
Accrued employee compensation	240,977
Investment income	(1,421,910)
	$ (219,066)

Note 6 - Related Party Transactions

Related party transactions between the Company and its affiliates at and for the year ending September 30, 2004 are as follows:

	Receivable (Payable)	Administrative Charge	Commissions	Rent
Loeb Holding Corp. (Parent) (LHC)	$ (1,581,761)	$ -	$ -	$ 131,777
Loeb Arbitrage Management, Inc. (LAM)	(1,768,750)	2,636,364	-	-
Loeb Offshore Management, LLC (LOM)	-	173,146	-	-
Loeb Partners Management, Inc. (LPM)	7,486	-	-	-
Loeb Arbitrage Fund (LAF)	-	-	1,738,922	-
Loeb Offshore Fund, Ltd. (LOF)	-	-	205,120	-

Note 6 - Related Party Transactions (Continued)

LAM is the general partner and investment advisor of LAF and operates a joint account. LOM is the investment advisor of LOF. The Company has represented to LAF and LOF (the "Funds") that it will charge brokerage commissions limited to the execution cost associated with the Funds' trading activity both directly or through the joint account. The Company has arrangements to charge LAM and LOM its respective share of certain administrative costs.

Note 7 - Financial Instruments With Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' abilities to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume possible exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity based on information it receives from its clearing broker-dealer, and requires customers to deposit additional collateral, or reduce positions, when necessary.

Securities sold, but not yet purchased are a part of the normal activities of the Company's proprietary trading in securities and are subject to off-balance-sheet market risk of loss should the Company be unable to acquire the securities for delivery to the purchaser at prices equal to or less than the current recorded amounts.

The Company, through its interest in the joint account, enters into security transactions on global markets as well as domestic. Financial instruments traded on these markets include equities, fixed income, options, and equity swaps. Derivatives and non-derivative financial instruments are subject to similar risks including market and credit risks. Market risk is the potential for loss due to market forces including changes in interest rates, foreign exchange rates and equity or commodity prices. The use of derivatives provides economic means of hedging risk through the use of options, index options, futures and forwards.

Credit risk is the possibility that the counterparty in the transaction is not able to perform under the contract.

Currency forward contracts are executed on an exchange, and cash settlement is made within three days. Accordingly, forward contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying currency and is affected by market forces such as volatility and change in interest and foreign exchange rates.

Note 7 - Financial Instruments With Off-Balance-Sheet Credit Risk (Continued)

The Company uses currency forwards as a hedge against transactions that settle in foreign currencies.

At September 30, 2004, the Company was long and short forward contracts, expiring October 4, 2004, as follows:

Description	Contractual Amounts	Fair Value	Unrealized Gains (Losses)
Long forward contracts:			
Danish Krone	$ 266,756	$ 267,290	$ 534
Eurodollar	2,792,700	2,797,875	5,175
Great British pound	1,309,713	1,314,063	4,350
Norwegian Krone	223,381	223,514	133
Short forward contracts:			
Great British pound	$ 1,083,900	$ 1,087,500	$ 3,600
Singapore dollar	35,553	35,640	87

A copy of the Company's statement of financial condition as of September 30, 2004, pursuant to the Securities and Exchange Commission's Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.